Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated April 4, 2016 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$600,000,000 3.375% Senior Notes due 2021

Pricing Term Sheet

Date: April 4, 2016

Issuer:	Air Lease Corporation
Security Description:	3.375% Senior Notes due 2021
Principal Amount:	$600,000,000
Net Proceeds (before expenses):	$590,754,000
Maturity Date:	June 1, 2021
Coupon:	3.375%
Issue Price:	99.059% of face amount
Yield to Maturity:	3.576%
Benchmark Treasury Spot / Yield:	100-03 ¾ / 1.226%
Spread to Benchmark Treasury:	+235 basis points
Benchmark Treasury:	1.250% due March 31, 2021
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2016 (long first coupon)
Optional Redemption:	Make-whole call at T+37.5 basis points.
Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	April 4, 2016
Settlement Date:	T+5; April 11, 2016
CUSIP:	00912XAS3
ISIN:	US00912XAS36
Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Fifth Third Securities, Inc.
Lloyds Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
Natixis Securities Americas LLC
Santander Investment Securities Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department, or by calling 1 (800) 294-1322; (iii) RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, New York 10281 or by calling 1 (866) 375-6829; or (iv) SunTrust Robinson Humphrey, Inc., 3333 Peachtree Road, Atlanta, Georgia 30326 or by calling 1 (800) 685-4786.

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